Exhibit 99

Internet Acquisition Announces Increased Revenues

Tuesday February 20, 4:05 pm ET

HUNTERTOWN, IN--(MARKET WIRE)--Feb 20, 2007 -- Internet Acquisition Group, Inc. (OTC BB:IAGR.OB - News) announced today that gross revenues increased during the first quarter of 2007.

Though the first quarter is not yet complete, gross revenues during the first quarter are more than double gross revenues of the entire 12-month period of 2006.

Matt Lettau, CEO of Internet Acquisition Group, stated, "I am pleased that the company has achieved recent increases in overall gross revenues. I believe that the company has a solid business model and we will continue to work diligently to add to our list of clients."

Lettau further stated, "Internet Acquisition Group, Inc. strives to eliminate the time consuming and expensive worries and hassles associated with the day to day purchasing and management of goods and services specific to our clients' needs. We focus our energy on acquiring and managing these needs in the most cost affective way so that our clients may focus on the goods or services they provide and in turn realize more profit."

"In addition to purchasing and management of services, our company strives to provide the lowest costs possible to our clients. We work to establish relationships with national vendors of goods and services in order to negotiate discounts below their regular retail prices. Additionally, depending upon the vendor and the items being purchased, we also work to negotiate free or reduced rate shipping and handling. We then pass a portion of those discounts on to our clients," stated Lettau.

About Internet Acquisition Group, Inc. (OTC BB:IAGR.OB - News) -- Internet Acquisition Group, Inc. is a publicly traded company trading on the OTC Bulletin Board under the symbol IAGR. For more information about Internet Acquisition Group, Inc., please visit the Company's website at http://www.iagcompany.com

This press release contains certain "forward-looking" statements, as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by the Company. They include, but are not limited to, the Company's ability to develop operations, the Company's ability to consummate and complete an acquisition, the Company's access to future capital, the successful integration of acquired companies, government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition, sales and other factors that may be identified from time to time in the Company's public announcements.

This press release is provided for information purposes only and is not intended to constitute an offer to sell or a solicitation of an offer to buy securities.

Contact:

Contact:
Internet Acquisition Group, Inc.
Matt Lettau
260-385-0338